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                                                               FORM 3

                                               U.S. SECURITIES AND EXCHANGE COMMISSION
                                                       Washington, D.C. 20549

                                       INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

             Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
                         Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

1. Name and Address of Reporting Person*  2.  Date of Event Re-     4. Issuer Name and Ticker or Trading
                                              quiring Statement        Symbol
   Lasky            Mitchell      H.          (Month/Day/Year)         Activision, Inc. (ATVI)
   (Last)           (First)     (Middle)
                                                 6/1/99             5. Relationship of Reporting Person     6. If Amendment,
   c/o Activision, Inc.                                                to Issuer (Check all applicable)        Date of Original
   3100 Ocean Park Boulevard              3.  IRS or Social                                                 (Month/Day/Year)
                (Street)                      Security Number of       __ Director       __ 10% Owner
                                              Reporting Person
                                              (Voluntary)               X Officer (give  __ Other (specify  7. Individual or Joint/
   Santa Monica     California   90405                                      title below)         below)        Group Filing (Check
   (City)            (State)     (Zip)                                                                         Applicable Line)
                                                                          Executive Vice President,         X  Form filed by One
                                                                           Worldwide Studios                   Reporting Person

                                                                                                            __ Form filed by More
                                                                                                               than One Reporting
                                                                                                               Person
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                                       Table 1 - Non-Derivative Securities Beneficially Owned

                                      2. Amount of Securities     3. Ownership Form: Direct  4. Nature of Indirect Beneficial
1.  Title of Security                    Beneficially Owned          (D) or Indirect (I)        Ownership (Instr. 4)
    (Instr. 4)                           (Instr. 4)                  (Instr. 4)

Common Stock, par value $.000001                   150                      D
per share ("Common Stock")

Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.
                                         (Print or Type Responses)
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                            Table II - Derivative Securities Beneficially Owned
                                   (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative   2. Date Exercisable     3. Title and Amount of      4. Conversion or   5. Ownership     6. Nature of
   Security (Instr. 4)      and Expiration Date     Securities Underlying       Exercise Price     Form of Deri-    Indirect
-----------------------    (Month/Day/Year)         Derivative Security         of Derivative      vative Sec-      Beneficial
                                                    (Instr. 4)                  Security           urity: Dir-      Ownership
                         ---------------------      ----------------------                         ect (D) or In    (Instr. 4)
                                       Expira-                     Amount                          Direct (I)
                           Date Exer-  tion                       or Number                        (Instr. 4)
                           cisable     Date           Title       of Shares
                           ---------   -------     -------------  ---------     --------------    --------------    ---------------

Employee Stock Options     4/22/00     4/22/06     Common Stock    10,000(1)          $9.00              D
Employee Stock Options     12/20/96    12/20/06    Common Stock     5,000            $10.56              D
Employee Stock Options     5/15/97     5/15/07     Common Stock    10,400            $10.00              D
Employee Stock Options     4/1/97      4/1/07      Common Stock    10,000            $10.875             D
Employee Stock Options     5/15/97(2)  5/15/07     Common Stock    40,000            $10.50              D
Employee Stock Options     5/15/97(3)  5/15/07     Common Stock    30,000            $10.50              D
Employee Stock Options     3/24/98     3/24/08     Common Stock        78(4)          $9.50              D
Employee Stock Options     3/24/99(5)  3/24/08     Common Stock    85,000             $9.50              D
Employee Stock Options     6/14/99     4/30/09     Common Stock    23,303            $10.25              D
Employee Stock Options     4/30/00(6)  4/30/09     Common Stock    30,000            $10.56              D

Explanation of Responses:

(1)  The original option for 50,000 shares was previously exercised with respect to 40,000 shares.
(2)  The option vested as to 20,000 shares on 5/15/97 and vests in four equal annual installments beginning on 5/1/98 as to the remaining 20,000 shares.
(3)  The option vested as to 6,000 shares on 5/15/97 and vests in four equal annual installments beginning on 4/22/98 as to the remaining 24,000 shares.
(4)  The original option for 300 shares was previously exercised with respect to 222 shares.
(5)  The option vests as to 25,000 shares on 3/24/99; 25,000 shares on 3/24/00; and 35,000 shares on 3/24/01.
(6)  The option vests in three equal annual installments beginning on 4/30/00.

**   Intentional misstatements or omissions of facts constitute
     Federal Criminal Violations.                                                /s/ Mitchell H. Lasky            8/31/99
     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).                                  ---------------------------    -------------
                                                                           **Signature of Reporting Person          Date
                                                                                Mitchell H. Lasky

Note: File three copies of this form, one of which must be manually signed.
      If space provided is insufficient, See Instruction 6 for procedure.
                                                                                                                              Page 2

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